UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, April 22, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies 25 de Mayo 175

City of Buenos Aires Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martin 344

City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

As per the regulations in force, I hereby inform, in my capacity as Head of Market Relations of Central Puerto S.A. (“CPSA” or the “Company”), that the Company, through Proener S.A.U. (a company totally controlled by CPSA), entered into a share subscription contract granting a 4% interest in the share capital of the Canadian company AbraSilver Resource Corp.  (a Canadian company listed in the Canadian stock market) ("AbraSilver"), which is the owner of the silver-gold project Diablillos located in the Northeast region of Argentina.

The transaction is subject to certain conditions, such as its acceptance by TSX Venture Exchange; and such conditions are expected to be fulfilled by April 26, 2024. The Company considers this acquisition presents a big opportunity for expansion and diversification of the Company’s activity.

Yours,

_______________________________
Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 22, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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